UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

ANALYSTS INTERNATIONAL CORPORATION
(Name of Issuer)

Common Shares, par value $0.10 per share
(Title of Class of Securities)

032681108
(CUSIP Number)

Koosharem Corporation Stephen M. Biersmith, Esq. Vice President and General Counsel 3820 State Street Santa Barbara, CA 93105 (805) 882-2200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Robert B. Pincus, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Rodney Square P.O. Box 636 Wilmington, DE 19899-0636 (302) 651-3000

January 22, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(c), 240.13d-1(f) or 240.13d-1(g), check the following box. ❒

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 032681108
1		Name of Reporting Persons Koosharem Corporation
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) WC
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 1,080,900
	9	Sole Dispositive Power
	10	Shared Dispositive Power 1,080,900
11		Aggregate Amount Beneficially Owned by Each Reporting Person 1,080,900
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 4.3%
14		Type of Reporting Person (See Instructions) CO

CUSIP No. 032681108
1		Name of Reporting Persons Sorensen Trust
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) PF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 1,318,771
	9	Sole Dispositive Power
	10	Shared Dispositive Power 1,318,771
11		Aggregate Amount Beneficially Owned by Each Reporting Person 1,318,771
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 5.3%
14		Type of Reporting Person (See Instructions) OO

CUSIP No. 032681108
1		Name of Reporting Persons D. Stephen Sorensen
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 1,318,771
	9	Sole Dispositive Power
	10	Shared Dispositive Power 1,318,771
11		Aggregate Amount Beneficially Owned by Each Reporting Person 1,318,771
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 5.3%
14		Type of Reporting Person (See Instructions) IN

CUSIP No. 032681108
1		Name of Reporting Persons Shannon P. Sorensen
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 1,318,771
	9	Sole Dispositive Power
	10	Shared Dispositive Power 1,318,771
11		Aggregate Amount Beneficially Owned by Each Reporting Person 1,318,771
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 5.3%
14		Type of Reporting Person (See Instructions) IN

 Responses to each item of this Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.  Security and Issuer

This Schedule 13D relates to common shares, par value $0.10 per share (the "Common Shares"), of Analysts International Corporation, a Minnesota corporation (the "Issuer").  The principal executive offices of the Issuer are located at 3601 West 76th Street, Minneapolis, Minnesota 55435-3000.

Item 2.  Identity and Background

This Schedule 13D is being filed jointly by Koosharem Corporation, a California corporation (which does business as the “Select Family of Staffing Companies” which include “SelectRemedy” and “Select Staffing”), the Sorensen Trust, D. Stephen Sorensen ("Mr. Sorensen"), an individual, and Shannon P. Sorensen, an individual ("Mrs. Sorensen" and, together with Koosharem Corporation, the Sorensen Trust and Mr. Sorensen, the "Reporting Persons," and each a "Reporting Person").  A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit A.  The principal business address of each of the Reporting Persons is 3280 State Street, Santa Barbara, California 93105.

Koosharem Corporation is a national staffing industry leader, with annual sales of nearly $1.5 billion and serving more than 10,000 customers in 35 states from over 300 offices.  Founded in Santa Barbara, California in 1985, Koosharem Corporation offers premier workforce management services, including recruiting and screening professional job candidates, payroll and time attendance management, on-site supervision, proactive safety programs, and specialty staffing solutions, to a wide variety of client companies, including manufacturing, industrial, clerical, administrative, accounting, finance, information technology and professional services.

The Sorensen Trust is a California trust which holds 97% of the issued and outstanding equity interests in Koosharem Corporation.  Mr. and Mrs. Sorensen, both individuals, are the settlors and sole trustees of the Sorensen Trust and directors of Koosharem Corporation.  Mr. and Mrs. Sorensen are citizens of the United States of America.

The directors and executive officers of Koosharem Corporation are set forth on Schedule I attached hereto, which sets for the following information with respect to each such individual: (i) name; (ii) business address (or residence address where indicated); (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

During the past five years, none of the Reporting Persons or other individuals identified in this Item 2, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation in respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Koosharem Corporation used its general working capital to purchase the Common Shares reported by it on this Schedule 13D.  The Sorensen Trust used its personal funds to acquire the remaining Common Shares reported on this Schedule 13D.

The aggregate cost of purchasing such shares (excluding brokerage commissions, if any) was $2,530,231.40.  Koosharem paid $2,254,352.44 and the Sorensen Trust paid $275,878.96 for their respective portions of the Common Shares.

To the best knowledge of the Reporting Persons, no other director or executive officer of Koosharem Corporation owns any Common Shares.

Item 4. Purpose of Transaction

The Reporting Persons acquired the Common Shares for investment purposes because they believe that the Common Shares are undervalued in the market and represent an attractive investment opportunity.  As described below, Koosharem Corporation has had, and intends to continue to have, conversations with the Issuer’s management and the board of directors regarding the Issuer, its business, its prospects and possible strategies to maximize shareholder value by acquiring 100% of the Issuer’s outstanding Common Shares.  The Reporting Persons also intend to discuss these matters with other shareholders and market participants.  The Reporting Persons may in the future consider a variety of different alternatives to achieving their goals of maximizing the value of their investment, including negotiated transactions, tender offers, proxy contests for control of the Issuer’s board of directors, consent solicitations or other actions.  It should not be assumed, however, that such Reporting Persons will take any of the forgoing actions.  The Reporting Persons reserve the right to participate, alone or with others, in plans, proposals or transactions of a similar or different nature with respect to the Issuer.  The Reporting Persons may also communicate with the Issuer regarding the Issuer's business, its prospects and possible strategies including an acquisition of Issuer by Koosharem.

On February 27, 2007, Mr. Sorensen sent a letter on behalf of Koosharem Corporation (as SelectRemedy) to Michael J. LaVelle, the then-Interim Chief Executive Officer of the Issuer, setting forth a non-binding proposal for a combination of the Issuer and SelectRemedy.  The proposal involved SelectRemedy acquiring all of the outstanding shares of the Issuer at a price of $2.20 per share in cash, a 26% premium to that date's closing price of $1.75 per share.  That proposal was explicitly subject to the completion of required due diligence, as well as the satisfactory negotiation and execution of mutually agreeable definitive transaction documents.  The Issuer did not take any meaningful steps to engage in any discussions with Koosharem, and its stock price continued to decline dramatically in the subsequent months.

Since February 2007, the Issuer replaced its interim chief executive officer (who was serving as its chief executive officer for the second time) with a permanent chief executive officer with little positive impact upon shareholder value.  Efforts to alter the Issuer's board of directors also proved ineffective, as a one independent director was appointed in August, only to resign in November citing “differences with respect to the role, function and support” of directors.

On December 21, 2007, Mr. Sorensen sent a letter on behalf of Koosharem Corporation (as Select Staffing) to Elmer N. Baldwin, the President and Chief Executive Officer of the Issuer ("Baldwin"), setting forth a non-binding proposal for a combination of the Issuer and Select Staffing.  The proposal involved Select Staffing acquiring all of the outstanding shares of the Issuer at a price of $1.75 in cash, a 43% premium to the closing price of the Issuer's stock as of December 21, 2007, and a 30% premium to the average closing price of the Issuer's Common Shares over the previous 30 trading days.  That proposal was explicitly subject to the completion of required due diligence, as well as the satisfactory negotiation and execution of mutually agreeable definitive transaction documents.

In a letter dated January 8, 2008, Baldwin indicated that the Issuer’s board of directors was not interested in selling the company and that it was preparing to announce a “new business plan” to maximize value for its shareholders.  Following the letter, the Issuer continued its history of shuffling executives and directors and ushered in a new chief financial officer and a new general counsel, as well as an additional director.  These personnel maneuvers and the announcement of new strategic initiatives, however, have done little to improve the market performance of the Common Shares.

On February 1, 2008, Mr. Sorensen sent a letter on behalf of Select Staffing to Baldwin in which he reiterated the non-binding proposal for a combination between the Issuer and Select Staffing under which Koosharem Corporation would acquire all of the shares of the Issuer at a price of $1.75 in cash.  The letter, which is attached hereto as Exhibit B, expressed the belief that this proposed combination will significantly enhance shareholder value.

Except as set forth in this Schedule 13D, the Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Company's financial position and strategic direction, price levels of the Common Shares, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to this investment in the Company as they deem appropriate including, but not limited to, making another offer to acquire the outstanding Common Shares of the Issuer, purchasing additional Common Shares or selling some or all of their Common Shares in the open market or in privately negotiated transactions or otherwise changing their intention with respect to any and all matters referred to in Item 4 of this Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a) The aggregate number of Common Shares beneficially owned by the Reporting Persons as of the date hereof is 1,318,771.  The shares include (i) 1,080,900 shares held by Koosharem Corporation and (ii) 237,871 shares held by the Sorensen Trust.  The Reporting Persons are beneficial owners of 5.3% of the outstanding Common Shares.  According to the Issuer's quarterly report for the period ended September 29, 2007, as of November 2, 2007, 24,904,076 Common Shares were outstanding.

(b) The Reporting Persons have the shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Shares beneficially owned by them.

(c) The following table sets forth all transactions with respect to the Common Shares effected during the past 60 days by the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on January 31, 2008.  Except as otherwise noted all such transactions were effected in the open market.

Name of Entity	Date	Number of Shares	Price per Share (in $)	Total Price (In $)
Koosharem Corporation	1/18/2008	10,000	1.2600	12,600.00
Koosharem Corporation	1/18/2008	5,000	1.2500	6,250.00
Koosharem Corporation	1/18/2008	5,000	1.2400	6,200.00
Koosharem Corporation	1/18/2008	2,600	1.2300	3,198.00
Koosharem Corporation	1/18/2008	2,400	1.2499	2,999.76
Sorensen Trust	1/9/2008	12,300	1.3000	15,990.00
Sorensen Trust	1/10/2008	10,000	1.3000	13,000.00
Sorensen Trust	1/15/2008	56,300	1.2760	71,838.80
Sorensen Trust	1/16/2008	10,400	1.2600	13,104.00
Sorensen Trust	1/16/2008	8,600	1.2500	10,750.00
Sorensen Trust	1/16/2008	6,000	1.2795	7,677.00
Sorensen Trust	1/16/2008	7,871	1.2800	10,074.88
Sorensen Trust	1/16/2008	5,000	1.2900	6,450.00
Sorensen Trust	1/17/2008	2,129	1.2800	2,725.12
Sorensen Trust	1/17/2008	1,000	1.2600	1,260.00
Sorensen Trust	1/17/2008	100	1.2500	125.00
Sorensen Trust	1/18/2008	11,771	1.2600	14,831.46
Sorensen Trust	1/22/2008	10,000	1.1937	11,937.00
Sorensen Trust	1/22/2008	10,000	1.1844	11,844.00
Sorensen Trust	1/22/2008	10,000	1.1800	11,800.00
Sorensen Trust	1/22/2008	6,800	1.1600	7,888.00
Sorensen Trust	1/23/2008	3,200	1.1600	3,712.00
Sorensen Trust	1/23/2008	5,000	1.1400	5,700.00
Sorensen Trust	1/23/2008	15,000	1.2400	18,600.00
Sorensen Trust	1/23/2008	10,100	1.2500	12,625.00
Sorensen Trust	1/23/2008	7,000	1.3000	9,100.00
Sorensen Trust	1/24/2008	3,000	1.3000	3,900.00

(d) Except as set forth in this Item 5, no person is known to have the right to receive or to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

Exhibit A –	Joint Filing Agreement
Exhibit B –	Letter dated February 1, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 1, 2008

KOOSHAREM CORPORATION
By:	/s/ D. Stephen Sorensen
D. Stephen Sorensen
Chairman and CEO

SORENSEN TRUST
By:	/s/ D. Stephen Sorensen
D. Stephen Sorensen Trustee /s/ Shannon P. Sorensen
Shannon P. Sorensen Trustee

/s/ D. Stephen Sorensen
D. STEPHEN SORENSEN

/s/ Shannon P. Sorensen
SHANNON P. SORENSEN

Schedule I

The name and present principal occupation of each of the executive officers and directors of Koosharem Corporation are set forth below.  Except for Herb Biggers, each of these persons is a United States citizen and has as its business address 3820 State Street, Santa Barbara, California 93105.  Herb Biggers is a United States citizen and has as his business address 7924 Ivanhoe Avenue, #11, La Jolla, California 92037.

Name	Position with Reporting Person	Principal Occupation
D. Stephen Sorensen	Chairman of the Board of Directors and Chief Executive Officer	Chairman of the Board of Directors and Chief Executive Officer
Shannon P. Sorensen	Member of the Board of Directors	Member of the Board of Directors
Herb Biggers	Member of the Board of Directors	Chairman of H2O Capital LLC
Paul J. Sorensen	President	President
Stephen M. Biersmith	Vice President and General Counsel	Vice President and General Counsel
Jeff Mitchell	Chief Financial Officer	Chief Financial Officer

Exhibit A

JOINT FILING AGREEMENT

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer."  The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings.  The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

IN WITNESS WHEREOF, the undersigned have executed this agreement as of the 1st day of February 2008.

KOOSHAREM CORPORATION
By:	/s/ D. Stephen Sorensen
D. Stephen Sorensen
Chairman and CEO

SORENSEN TRUST
By:	/s/ D. Stephen Sorensen
D. Stephen Sorensen Trustee /s/ Shannon P. Sorensen
Shannon P. Sorensen Trustee

/s/ D. Stephen Sorensen
D. STEPHEN SORENSEN

/s/ Shannon P. Sorensen
SHANNON P. SORENSEN

Exhibit B

[Select Staffing Letterhead]

                                                                                         February 1, 2008

Mr. Elmer N. Baldwin
President and Chief Executive Officer
Analysts International Corporation
3601 West 76th Street
Minneapolis, MN 55435

Dear Elmer:

On behalf of the Select Family of Staffing Companies, I write to express our continued interest in acquiring Analysts International Corporation and to reiterate our interest in acquiring all of the common stock of Analysts at a price of $1.75 per share in cash.  We at Select are committed to pursuing a value maximizing transaction that we strongly believe is in the best interests of your employees, customers and stockholders.

Since October, 2006, Select has repeatedly attempted to engage Analysts’ management and board of directors to discuss a business combination transaction to no avail, as you have been unwilling to engage in any meaningful dialogue on such a transaction.  We feel that it is imperative to continue to pursue this matter, as our proposal represents a compelling opportunity for Select and for the shareholders of Analysts, and merits careful consideration by Analysts’ board of directors.

In your letter of January 8, 2008 (responding to our last proposal), you indicated that your board believed that it could increase the long-term value of Analysts for your shareholders by continuing as a stand-alone corporation.  We disagree with this point of view, and the declining performance of your stock supports this belief.  Your letter promised an upcoming “new business plan” that would begin to unlock value.  Analysts announced that “new business plan” on January 23, 2008, and as we expected, the market has greeted it with little excitement.  On the day of your letter (January 8), shares of Analyst common stock closed at $1.35 per share, while they closed at $1.33 per share yesterday, January 31, 2008.  This “new business plan”, which consists mainly of shuffling executives and issuing broad statements about corporate policy, represents no real prospect for significant creation of value and is only a continuation of your actions over the last year, namely hosting a revolving door of executives and board members.

Analysts has been unresponsive to our earnest efforts at a mutually beneficial transaction for over a year.  In that time, we have made entreaties to and have communicated with your management to no avail.  This period has featured myriad changes in the composition of Analysts' board and executive offices, but few positive business developments.

Since we first contacted you regarding a proposed transaction and acquired a significant position in Analysts' common stock, we have watched Analysts' stock price and operating performance continue to deteriorate.  In the second half of 2007 and well after we acquired a significant position in your common shares, Analysts' stock price decreased nearly 50%.  In recent weeks we have increased our holdings and currently control 5.3% of your common shares.  Even in the face of the continuing erosion of your business and the loss of shareholder value, you have been unresponsive to our prior proposals and seem willing to forego a lucrative and credible proposal.  As a significant equity holder, we share the disappointment and frustration that must surely be experienced by your other equity holders and we urge you to consider our proposal as a viable strategic alternative.

Notwithstanding the negative trends in your business, we continue to believe there is significant unrealized value in your company that could be unlocked through a combination with Select.  We are therefore prepared to acquire all of the outstanding Analysts' shares for a per share price of $1.75 in cash.  This proposal represents a 32% premium to the closing market price of Analysts common stock as of January 31, 2007 as well as a 32% premium to the average closing price of Analysts common stock over the past 30 trading days.  We strongly believe that this transaction will provide Analysts stockholders with value superior to that available to them on a stand-alone basis and we are willing to discuss all aspects of this proposal.

Our proposal is subject to completion of confirmatory legal, financial and other required due diligence, as well as the satisfactory negotiation and execution of mutually agreeable definitive transaction documents.  Assuming you are prepared to move forward with a transaction, we are prepared to move quickly to complete the necessary confirmatory due diligence and consummate the proposed transaction.

While we are hopeful that you will see the mutual benefits of our proposal and agree to work collaboratively with Select to pursue the proposed transaction, given your past actions, we continue to reserve all of our options to maximize the value of our investment including, but not limited to, negotiated transactions, tender offers, proxy contests for control of Analysts’ board of directors, consent solicitations or other actions.

We hope, as time and your continued difficulties progress, you will share our view that our proposal is compelling and extremely attractive for your shareholders.  As with any transaction of this nature, we believe that time is of the essence.  We look forward to hearing from you as soon as possible.  Please do not hesitate to call me at any time at 805-882-2200.

Very truly yours,

/s/ D. Stephen Sorensen
D. Stephen Sorensen Chairman and CEO

cc:  The Board of Directors of Analysts International